Arcadia Financial LTD.

7825 Washington Avenue South, Minneapolis, MN 55439-2435

ARCADIA FINANCIAL LTD. 401(k)

PROFIT SHARING PLAN

Financial Statements for the Years Ended December 31, 1999 and 1998, Supplemental
Schedules for the Year Ended December 31,
1999, and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

Arcadia Financial Ltd. 401(k)
Profit Sharing Plan Committee

We have audited the accompanying statements of net assets available for benefits of Arcadia Financial Ltd. 401(k) Profit Sharing Plan as of December 31, 1999, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Arcadia Financial Ltd. 401(k) Profit Sharing Plan as of and for the year ended December 31, 1998 were audited by other auditors whose report dated June 4, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 23, 2000

ARCADIA FINANCIAL LTD. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998

ASSETS			1999	1998
	Cash		$ 54,908	$48,250
	Investments:
		Mutual Funds	5,737,938	3,472,222
		Arcadia Financial Ltd. Common stock	397,574	188,264
		Participant Loans	76,824	45,284
			6,212,336	3,705,770
	Employer contributions receivable		769,117	534,233
	Employee contributions receivable			14,639
NET ASSETS AVAILABLE FOR BENEFITS			$ 7,036,361	$ 4,302,892

See notes to financial statements.

ARCADIA FINANCIAL LTD. 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998

	1999	1998
ADDITIONS:
Employee contributions	$ 1,916,553	$ 1,339,553
Employer contributions	769,117	534,233
Investment income	333,234	267,916
Net appreciation in fair value of investments	590,719	135,030
	3,609,623	2,276,732

DISTRIBUTIONS	(876,154)	(633,416)

NET INCREASE	2,733,469	1,643,316

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	4,302,892	2,659,576

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$ 7,036,361	$ 4,302,892

See notes to financial statements.

ARCADIA FINANCIAL LTD. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998

PLAN DESCRIPTION

General - Arcadia Financial Ltd. 401(k) Profit Sharing Plan (the Plan) is a defined contribution plan sponsored by Arcadia Financial Ltd. (the Company). The Plan became effective on January 1, 1995. An employee is eligible to participate in the Plan upon attaining the age of 21 and completing a qualifying period for 12 consecutive months of employment within which the employee has had at least 1,000 credited hours of service.

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Contributions - Each participant may contribute up to 15% (10% in 1998) of his or her annual compensation to any of the investment funds. Matching contributions by the Company are made at a percentage of the participant's contribution which the Company, in its sole discretion, determines from year to year. Participants must be employed on December 31 of each year to receive the matching contribution for that year.

Vesting - Participants are fully vested at all times for participant contribution amounts. Matching contributions by the Company are vested 50% after one year and 100% after two years of service.

Participant Loans and Hardship Withdrawals - Participants can borrow up to the lesser of $50,000 or one-half of their vested account balance. Interest on loans accrues at the prime rate on the date of the loan plus 2%. Loans are collateralized by the participant's account balance.

Hardship withdrawals of elective deferrals are permitted by the Plan, as described in the plan agreement.

Payment of Benefits - Benefits are typically paid as soon as practicable after a participant retires, dies, becomes disabled, or is terminated from the Company. Benefits are payable in the form of a lump sum distribution.

Plan Termination - In the event the Plan terminates, participants will become 100% vested in their accounts. The accounts of all participants will continue to share in trust earnings, gains, or losses until such time as distributions are made.

Fees and Expenses - All administrative expenses of the Plan are paid for by the Company. Commissions for the purchase or sale of investments, if applicable, are paid by the Plan and are added to the cost of investments purchased or subtracted from the proceeds of investments sold.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accounting records of the Plan are maintained on an accrual basis.

Investments - Arcadia Financial Ltd. common stock is stated at the quoted market value (the last reported sales price on the last business day of the year). Fair value of mutual funds represents the net asset value of the fund shares which is calculated based on the valuation of the fund's underlying investments at fair value at the end of the year. Participant notes receivable are valued at cost which approximates fair value.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS

Investments that represent 5% or more of the Plan's net assets are as follows:
DECEMBER 31, 1999

AIM Income Fund Class A	73,325 shares	$ 556,540
American Washington Mutual Investors Fund	19,357 shares	572,206
Arcadia Financial Ltd. Stock	89,584 shares	397,574
Oppenheimer Capital Appreciation	60,096 shares	3,221,728
Vanguard Index Trust - 500 Portfolio	3,221 shares	435,841

DECEMBER 31, 1998

IDS New Dimensions Fund	74,646 shares	$ 2,152,053
IDS Mutual	71,263 shares	927,850
IDS Bond Fund	48,210 shares	246,355

The Plan offered new investment alternatives to participants during 1999. In conjunction with this change, the four IDS fund investment alternatives available during 1998 were liquidated as of June 28, 1999, invested in a money market fund, and effective July 2, 1999 invested in the ten new investment alternatives based on participant elections. The investments in the employer common stock was not affected by this change in investment alternatives.

Effective July 1, 1999, the Plan removed Union Bank & Trust Co. as trustee and appointed First Trust of Denver as successor trustee.

INCOME TAX STATUS

The Internal Revenue Service ruled on February 4, 1998 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended following receipt of the determination letter. Subsequent amendments are designed to, and are intended to, maintain the tax qualification of the Plan. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax qualification. The administrator has indicated it will take the necessary steps, if any, to maintain the Plan's qualified status.

SUBSEQUENT EVENTS

The Plan Sponsor amended the Plan during March 2000 from a prototype plan to an individually designed plan that allows for in kind distributions on Residual Value Obligations under the Plan and provides for a guaranteed employer match effective January 1, 2000.

On April 3, 2000, the Company merged with AFCC Newco, Inc. (the Sub) a Minnesota Corporation and wholly owned subsidiary of Associates First Capital Corporation (Associates). As a result, the Company became a wholly owned subsidiary of Associates.

In conjunction with the merger, on April 3, 2000, the Plan Sponsor became AFCC Newco, Inc. and the Plan administrator became the Qualified Plan Committee (the Committee). On May 16, 2000, the Committee resolved to merge the Plan into the Associates Savings and Profit Sharing Plan effective on or about January 1, 2001.

SUPPLEMENTAL SCHEDULES

ARCADIA FINANCIAL LTD. 401(k) PROFIT SHARING PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
YEAR ENDED DECEMBER 31, 1999

Identity of Issuer, Borrower,
or Similar Party Units Held Market Value
Identity of Issuer, Borrower, or Similar Party	Units Held	Market Value

Mutual funds:
AIM Blue Chip Class A*	1,689	$ 88,050
AIM Income Fund Class A*	73,325	556,540
AIM Value Fund Class A*	2,931	143,097
American Europacific Growth Fd*	1,352	57,665
American Washington Mutual Investor Fund Inc*	19,357	572,206
Bond Fund of America*	23,253	301,830
Cash Management Trust of America*	261,682	261,682
Franklin Small Cap Growth Fund Class A*	2,250	99,299
Oppenheimer Capital Appreciation*	60,096	3,221,728
Vanguard Index Trust - 500 Portfolio*	3,221	435,841
Total mutual funds		5,737,938

Arcadia Financial Ltd. Stock*	89,584	397,574

Participant loans (9.50 to 10.75%, maturing through 2004)		76,824
		$ 6,212,336

*Indicates party-in-interest to the Plan.

ARCADIA FINANCIAL LTD. 401(k) PROFIT SHARING PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)

There were no reportable transactions for the year ended December 31, 1999.